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                                                      Washington, D.C.

February 9, 2005

VIA FACSIMILE

Mark P. Shuman, Esq.
Branch Chief - Legal
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


      Re: Loudeye Corp. Amendment No. 2 to Registration Statement on Form S-1 (SEC File No. 333-120700) filed February 8, 2005 and Form 10-Q/A filed February 8, 2005 (SEC File No. 0-29582)

Dear Mr. Shuman:

      We have enclosed (i) Amendment No. 2 (the "Amendment") to the registration statement on Form S-1 of Loudeye Corp., a Delaware corporation (the "Company") originally filed with the Securities and Exchange Commission (the "Commission") on November 23, 2004 (the "Registration Statement"), (ii) the Company's quarterly report on Form 10-Q/A filed with the Commission on February 8, 2005 (the "Form 10-Q/A") and (iii) a letter from the Company requesting acceleration of the effectiveness of the Registration Statement to 4:30 PM on Thursday, February 10, 2005.

      The Amendment and the Form 10-Q/A reflect revisions made in response to the comments of the staff of the Commission (the "Staff") and certain other revisions and updates made by the Company. Please note that in response to comment 2 of the Staff's comment letter dated January 31, 2005, we have combined the disclosure that was contained in the risk factor referenced by the Staff in that comment with the disclosure in the risk factor now captioned "We have identified material weaknesses in our internal control over financial reporting which will likely result in an adverse opinion on internal control over financial reporting being issued by our independent registered public accounting firm in connection with their annual attestation process" on pages 18 and 19 of the Amendment to create a single risk factor addressing this subject matter.
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FEBRUARY 9, 2005
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(LATHAM & WATKINS LLP LOGO)


            As previously requested by the Staff, the Company confirms the following:

      - The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

      - Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We are sending courtesy copies of the Amendment (marked to show changes from Amendment No. 1 to the Registration Statement), of the Form 10-Q/A and of the Acceleration Request Letter in typeset format to you and to Mr. Hugh Fuller. If you have any questions or comments regarding this matter, please do not hesitate to contact me at (213) 891-8746 or John Huber at (202) 637-2242.

                               Very truly yours,

                               /s/ W. Alex Voxman

                               W. Alex Voxman
                               of LATHAM & WATKINS LLP

Enclosure

cc:      Mr. Hugh Fuller
         Eric S. Carnell, Esq.
         John J. Huber, Esq.